Exhibit 99.3

October 30, 2019	News Release 19-16

Pretivm Reports Third Quarter 2019 Operating and Financial Results

Ninth Consecutive Quarter of Positive Earnings;

Record $77.8 Million Operating Cash Flow; Adjusts Guidance

Vancouver, British Columbia, October 30, 2019; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) reports operating and financial results for the third quarter 2019, Pretivm’s 9th consecutive quarter of positive adjusted earnings and record operating cash flow.

All amounts are in US dollars unless otherwise noted. This release should be read in conjunction with the Company’s Financial Statements and Management’s Discussion and Analysis (“MD&A”) for the three and nine months ended September 30, 2019 and 2018, available on the Company’s website and on SEDAR and EDGAR.

Third Quarter 2019 Operating Summary

●	Production of 88,227 ounces of gold.

●	Mill feed grade of 9.1 grams per tonne gold.

●	Gold recovery rate of 97.0%.

●	Ore milled 309,754 tonnes.

●	Daily average ore milled 3,367 tonnes per day.

Third Quarter 2019 Financial Summary

●	Revenue of $132.7 million on 90,713 ounces of gold sold.

●	Total cost of sales of $86.2 million or $950 per ounce of gold sold[1].

●	Earnings from mine operations of $46.6 million.

●	Achieved an average realized cash margin[1] of $784 per ounce of gold sold, with a total cash cost of $640 per ounce of gold sold[1].

●	All-in Sustaining Cost (“AISC”)[1] of $878 per ounce of gold sold.

●	Generated $77.8 million in cash from operating activities.

●	Net earnings of $6.3 million ($0.03 per share).

●	Adjusted earnings[1] of $34.0 million ($0.18 per share1).

●	The Company paid $62.4 million (as first of two tranches of payments) to repurchase the offtake obligation, and repaid $16.7 million of the loan facility using cash generated from operations.

●	The Company has now achieved and surpassed the initial debt repayment target of $140 million and is on track to repay $180 million of debt in 2019.

[1]	Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release.

“Brucejack generated $77.8 million in cash from operating activities, our highest cash flow quarter yet,” said Joseph Ovsenek, President & CEO of Pretivm. “During the third quarter, we continued to focus on opening up the mine while increasing grade to the mill. Pursuing both objectives simultaneously while stope inventory was constrained proved to be more challenging than anticipated, and we ended the quarter with gold production below our own expectations. As a result of limited stope inventory, we now expect that the fourth quarter will be consistent with the third quarter and have adjusted our full-year 2019 production guidance to between 340,000 to 350,000 ounces of gold production, an approximate 15% decrease from the midpoint of our prior production guidance range of 390,000 to 420,000 ounces of gold sold. We have adjusted our all-in sustaining cost guidance range to $900 to $950 per ounce of gold sold, reflecting the lower anticipated gold production and our spending, which is lower than previously guided. We do expect another quarter of robust cash flow in Q4, and with the repurchase of the offtake agreement we are on track to repay $180 million of debt in 2019, surpassing our initial target of $140 million.”

Third Quarter Production Ramp-up

A combination of limited stope inventory and operational issues resulted in lower-than-planned tonnes, grade and ounces in September, which impacted third quarter gold production.

Mining during the quarter focused on advancing development to open up the mine to provide sufficient stope access to operate at 3,800 tonnes per day on a steady state basis. The additional focus for mining during the quarter was to increase grade to the mill by limiting internal dilution through the optimization of stope design - which reduces the amount of lower-grade tonnes processed. However, the reduction in stope tonnage as the quarter closed reduced our overall tonnage available for processing. This also impacted our ability to maximize grade through limiting internal dilution.

In addition, as mining progressed through mid-September, operational issues with two stopes prevented expected higher grade ore from being mined as planned. There was a hang-up of a key production stope and complications with sequencing another stope. As a result, readily available lower grade tonnage from operating stopes was substituted for the expected higher grade tonnage.

Due to limited stope inventory, production mining in the fourth quarter will focus on maximizing tonnes to the mill, and all stopes above cut-off grade of approximately 5.0 grams per tonne gold will be mined and processed as they become available. The updated life of mine plan, which is planned to be released in the first quarter of 2020, will include a stope inventory plan for steady state production at a rate of 3,800 tonnes per day (see 2020 Updated Mineral Resource and Mineral Reserve Estimates and Life of Mine Plan below).

As planned at the outset of 2019, production ramp-up is expected to supply the mill at 3,800 tonnes per day on a consistent basis by year end, with steady state production at 3,800 tonnes per day slated for 2020.

Adjusted 2019 Production and Financial Guidance

Gold production in the first nine months of the year was 258,168 ounces. As a result of limited stope availability, gold production in the fourth quarter is expected to be in-line with third quarter production. Accordingly, we have adjusted our full year 2019 production guidance to between 340,000 ounces to 350,000 ounces of gold.

AISC in the first nine months of the year was $896 per ounce of gold sold. As a result of the lower production, annual AISC guidance has also been modified and now ranges from $900 to $950 per ounce of gold sold. AISC guidance for the year includes approximately $25.0 million for sustaining capital, of which approximately $19.6 million has been spent to date.

Third Quarter 2019 Ramp-up Production Overview

●	Gold production totaled 88,227 ounces in the third quarter, compared to 90,761 ounces in the second quarter and 79,180 ounces in the first quarter of 2019.

●	The mill feed grade average improved slightly to 9.1 grams per tonne gold for the quarter compared to 8.9 grams per tonne gold in the previous quarter.

●	A total of 309,754 tonnes of ore, equivalent to a throughput rate of 3,367 tonnes per day, was processed. This represents a decrease of 4% from the previous quarter, when a total of 324,171 tonnes of ore, equivalent to a throughput rate of 3,562 tonnes per day, was processed.

●	All critical modifications and upgrades required to sustain processing at the increased production rate of 3,800 tonnes per day are completed. The concentrate filter press upgrade is now complete, as are all process-related pump upgrades. Modifications to the flotation circuit and flocculent systems continue and will be completed during regularly scheduled shutdowns as the final components are delivered.

●	Gold recoveries averaged 97.0% for the quarter, a slight improvement over 96.9% in the previous quarter.

Third Quarter 2019 Financial Overview

●	The Company generated revenue of $132.7 million compared to revenue of $113.2 million in the second quarter 2019. Revenue includes a gain on trade receivables at fair value related to provisional pricing adjustments of $1.8 million (Q2 2019 – $4.1 million).

●	During the quarter the Company sold 90,713 ounces of gold at an average realized price[1] of $1,486 per ounce. In the previous quarter 85,953 ounces of gold were sold at an average realized price of $1,319 per ounce.

●	Total cost of sales was $86.2 million or $950 per ounce of gold sold. For the previous quarter, total cost of sales was $83.4 million or $970 per ounce of gold sold.

●	Production costs for the third quarter were $56.1 million or $181 per tonne of ore milled, compared to $56.0 million or $173 per tonne of ore milled in the previous quarter.

●	Total cash cost was $640 per ounce of gold sold resulting in an average realized cash margin of $784 per ounce of gold sold. In the second quarter 2019, total cash cost was $702 per ounce of gold sold resulting in an average realized cash margin of $550 per ounce of gold sold.

●	AISC was $878 per ounce of gold sold in the quarter compared to $940 per ounce of gold sold in the previous quarter.

●	Earnings from mine operations were $46.6 million compared to $29.8 million in the previous quarter.

●	Net earnings were $6.3 million compared to earnings of $10.4 million in the previous quarter. Adjusted earnings were $34.0 million compared to $17.0 million in the previous quarter.

●	Cash generated by operations was $77.8 million compared to $41.2 million in the previous quarter.

●	The Company repaid $16.7 million of the $480.0 million loan facility with cash generated from operations this quarter, for a total of $81.3 million this year ($398.7 million outstanding). The Company also paid $62.4 million to repurchase of the Offtake Obligation using cash generated from operations. The Company has now achieved and surpassed the initial debt repayment target of $140 million and is on track to repay $180 million of debt in 2019.

2020 Updated Mineral Resource and Mineral Reserve Estimates and Life of Mine Plan

The Company plans to release updated Mineral Resource and Mineral Reserve estimates in the first quarter of 2020, as well as an updated life of mine plan. The Mineral Resource will be updated with the results from underground drilling completed by the end of the third quarter which includes 89,380 meters from 1,483 holes.

The updated life of mine plan will incorporate longitudinal longhole stoping (mining along the direction of the corridors of high-grade gold mineralization) as the mining method in areas of the mine where corridors of high-grade gold mineralization are defined. The mine plan, which will be based on a production rate of 3,800 tonnes per day, will include a plan for stope inventory. The availability of stopes representing a range of grades, including multiple higher-grade stopes, allows mining operations to optimize stope blending and provides alternative stopes for mining if required.

With the expected increase in the confidence level resulting from the Mineral Resource update and the transition to longitudinal longhole stoping in certain areas, we anticipate improved grade predictability and management of internal dilution, which will in turn allow for improved production forecasting.

Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for the Brucejack Mine reserve definition, expansion and exploration drilling, and has reviewed and approved the scientific and technical information contained in this news release relating thereto.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the QP responsible for Brucejack Mine development, and has reviewed and approved the scientific and technical information contained in this news release relating thereto.

Our unaudited condensed consolidated interim Financial Statements and MD&A for the three and nine months ended September 30, 2019 and 2018 are filed on SEDAR and EDGAR and are available on our website at www.pretivm.com.

Webcast and Conference Call

The webcast and conference call to discuss the third quarter 2019 operating and financial results will take place Thursday, October 31, 2019 at 8:00 am PT (11:00 am ET).

Webcast and conference call details:

Thursday, October 31, 2019 at 8:00 am PT (11:00 am ET)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

A recorded playback will be available until November 14, 2019:

Toll Free (North America)	1-800-319-6413
Access Code	3558

About Pretivm

Pretivm is a low-cost intermediate gold producer with the high-grade underground Brucejack Mine in northern British Columbia.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Operating Results

	Three months ended September 30,			Nine months ended September 30,
		2019	2018	2019	2018

Ore mined (wet tonnes)	t	325,228	255,227	970,659	772,072
Mining rate	tpd	3,535	2,774	3,556	2,828

Ore milled (dry tonnes)	t	309,754	240,122	929,047	738,555
Head grade	g/t Au	9.1	12.4	8.9	12.0
Recovery	%	97.0	97.4	96.9	97.4
Mill throughput	tpd	3,367	2,610	3,403	2,705

Gold ounces produced	oz	88,227	92,641	258,168	279,670
Silver ounces produced	oz	124,958	95,741	368,989	308,676

Gold ounces sold	oz	90,713	94,458	258,100	278,417
Silver ounces sold	oz	108,250	87,110	309,666	289,710

The following abbreviations were used above: t (tonnes), tpd (tonnes per day), g/t (grams per tonne), Au (gold) and oz (ounces).

Financial Results

	Three months ended September 30,			Nine months ended September 30,
In thousands of USD, except for per ounce data		2019	2018	2019	2018

Revenue		$132,735	110,060	349,056	345,960
Earnings from mine operations		$46,585	37,608	105,526	114,512
Net earnings for the period		$6,259	10,734	20,868	33,773
Per share – basic	$/share	0.03	0.06	0.11	0.19
Per share – diluted	$/share	0.03	0.06	0.11	0.19

Adjusted earnings(1)		$34,024	26,327	67,564	79,172
Per share - basic(1)	$/share	0.18	0.14	0.37	0.43

Total cash and cash equivalents		$16,583	190,318	16,583	190,318
Cash generated from operating activities		77,813	52,364	158,940	154,358
Total assets		$1,579,105	1,771,543	1,579,105	1,771,543
Long-term debt(2)		$413,222	140,357	413,222	140,357

Production costs (milled)	$/t	181	207	178	211

Total cash costs(1)	$/oz	640	568	675	627
All-in sustaining costs(1)	$/oz	878	709	896	758

Average realized price(1)	$/oz	1,486	1,214	1,378	1,284
Average realized cash margin(1)	$/oz	784	601	639	612

(1)	Refer to the “Non-IFRS Financial Performance Measures” section at the end of this news release.

(2)	Long-term debt does not include the current portions of the Company’s loan facility in the amount of $64,423 as at September 30, 2019. For the comparable period in 2018, long-term debt does not include the current portions of the Company’s then-outstanding credit facility and stream obligation in the amount of $641,468.

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures in this new release. Refer to the Company’s MD&A for an explanation, discussion and reconciliation of non-IFRS measures. The Company believes that these measures, in addition to measures prepared in accordance with IFRS, provide readers with an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with International Financial Reporting Standards (“IFRS”). These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures presented by other issuers.

Forward-Looking Information

This news release contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and/or “financial outlook” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking information”). The purpose of disclosing future oriented financial information and financial outlook is to provide a general overview of management’s expectations regarding the anticipated results of operations and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking information may include, but is not limited to, information with respect to: production and cost guidance and our expectations around achieving such guidance; our future operational and financial results, including estimated cash flows, and the timing thereof; the expected grade of gold and silver production; the Brucejack Mine production rate and the ramp-up to and achievement of steady state production at 3,800 tonnes per day production rate; capital modifications and upgrades, underground development, and estimated expenditures and timelines in connection therewith, including with respect to the ramp-up to 3,800 tonnes per day production rate; the repurchase of our Offtake Obligation; payment of debt, operating and other obligations and requirements, including timing and source of funds; our mining (including mining methods), expansion, exploration and development activities, including our longitudinal longhole stoping initiatives, infill, expansion and underground exploration drill programs and our grassroots exploration program, and the results, costs and timing thereof; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our operational plans and strategy; capital, sustaining and operating cost estimates and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources (including capital resources); our intentions with respect to our capital resources; capital allocation plans; our financing activities, including plans for the use of proceeds thereof; the estimation of Mineral Reserves and Resources including any updates thereto; realization of Mineral Reserve and Resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates; estimated economic results of the Brucejack Mine, including net cash flow and net present value; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; development of our Brucejack Mine and timing thereof; results, analyses and interpretations of exploration and drilling programs; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; updates to our Mineral Reserves and Resources and life of mine plan for the Brucejack Mine, and the timing and anticipated effects thereof; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with approvals, consents and permits under applicable legislation; our executive compensation policy, approach and practice; our relationship with community stakeholders; litigation matters; environmental matters; our effective tax rate and the recognition of our previously unrecognized income tax attributes; new accounting standards applicable to the Company, including methods of adoption and the effects of adoption of such standards; statements regarding United States dollar cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments; and management and board of directors succession plans. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual results, actions, events conditions, performance or achievements to materially differ from those expressed or implied by the forward-looking information, including, without limitation, those related to: uncertainty as to the outcome of legal proceedings; the effect of indebtedness on cash flow and business operations; the effect of restrictive covenants in our agreements; assumptions regarding expected capital costs, operating costs and expenditures, production schedules, economic returns and other projections; our production and production cost estimates, including the accuracy thereof; commodity price fluctuations, including gold price volatility; the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based; uncertainties relating to Inferred Mineral Resources being converted into Measured or Indicated Mineral Resources; our ability to maintain or increase our annual production of gold at the Brucejack Mine or discover, develop or acquire Mineral Reserves for production; dependency on the Brucejack Mine for our future operating revenue; the development of our properties; general economic conditions; the inherent risk in the mining industry; significant governmental regulations, including environmental regulations; currency fluctuations, and such other risks, uncertainties and other factors as are identified in Pretivm’s Annual Information Form dated March 28, 2019, Form 40-F dated March 28, 2019, MD&A and other disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). Our forward-looking information is based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking information contained in this news release, we have made certain assumptions about, among other things: our business and that no significant event will occur outside of our normal course of business; planned exploration and development activities and the costs and timing thereof; future prices of gold and silver and other metal prices; the accuracy of our Mineral Resources and Mineral Reserve estimates; the geology and mineralization of the Brucejack Project; operating conditions; capital and operating cost estimates; production and process estimates; the results, costs and timing of future exploration and drilling; timelines and similar statements relating to the economic viability of the Brucejack Project; timing and receipt of governmental, regulatory and third party approvals, consents, licenses and permits; obtaining required renewals for existing approvals, consents, licenses and permits; the geopolitical, economic, permitting and legal climate that we operate in; the adequacy of our financial resources and our ability to raise any necessary additional capital on reasonable terms; our ability to satisfy the terms and conditions of our debt obligations; commodity prices; currency exchange rates and interest rates; political and regulatory stability; requirements under applicable laws; market competition; sustained labour stability and availability of equipment; positive relations with local groups; favourable equity and debt capital markets; stability in financial and capital markets, and such other factors and assumptions as are identified in the other Pretivm Disclosure Documents. Although we believe that the assumptions inherent in the forward-looking information are reasonable as of the date of this news release, they are subject to significant business, social, economic, political, regulatory, competitive and other risks and uncertainties, contingencies and other factors that could cause actual actions, events, conditions, results, performance or achievements to be materially different from those projected in the forward-looking information. Forward-looking information is not a guarantee of future performance. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, readers should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.